UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trico Marine Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

896106200

(CUSIP Number)

Gregory J. Sergesketter, Gardere Wynne Sewell LLP,

1000 Louisiana, Suite 3400, Houston, Texas 77002, 713.276.5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KISTEFOS AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,121,600 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,121,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 20.8%
14.	Type of Reporting Person (See Instructions) CO, IV

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SCHEDULE 13D

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CHRISTEN SVEAAS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,121,600 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,121,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 20.8%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP NO. 896106200

Item 1. Security and Issuer.

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Trico Marine Services, Inc. (the “Company”)

Common Stock, $.01 par value

2401 Fountainview

Suite 920

Houston, Texas 77057

Item 2. Identity and Background.

(a)	Name of Persons Filing (the “Reporting Persons”):

Kistefos AS

Christen Sveaas

(b)	Business address of Reporting Persons:

Stranden 1

N-0250 Oslo

Norway

(c)	Christen Sveaas’ principal occupation is as the chairman and sole owner of Kistefos AS. Kistefos AS address is Stranden 1, N-0250 Oslo, Norway.

Kistefos AS is a privately owned investment company with an portfolio of listed and unlisted companies in the offshore services, shipping, property development and IT/telecommunications sectors.

(d)	During the last five years, none of Christen Sveaas, Kistefos AS or their affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of Christen Sveaas, Kistefos AS or their affiliates was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

Christen Sveaas is a citizen of Norway

Kistefos AS is a Norwegian aksjeselskap (stock company)

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Item 3. Source and Amount of Funds or Other Consideration.

Prior to March 15, 2005, Kistefos AS was the owner of $53,040,000 of the Company’s then outstanding $250 million 8-7/8% senior notes due 2012 (the “Notes”). Pursuant to a “pre-packaged” plan of reorganization of the Company under Chapter 11 of Title 11 of the United States Code, each holder of the Notes received on the “Effective Date”, in exchange for its total claim (including principal and interest), its pro rata portion of new common stock of the reorganized Company. The Effective Date occurred on March 15, 2005 and, as such, Kistefos AS became the owner of 2,121,600 shares of the Company’s common stock on that date. The purchases of the Notes previously owned by Kistefos AS were funded with working capital.

Kistefos AS is the holder of the Company’s common stock. The sole indirect and direct owner of Kistefos AS is Christen Sveaas.

Item 4. Purpose of Transaction.

The Reporting Persons acquired and continue to hold the shares of common stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the securities of the Company that they now own or hereafter may acquire on the open market or in private transactions. The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s common stock in particular, as well as other developments.

On March 22, 2005, the Reporting Persons requested that the Company meet with the Reporting Persons. Subsequently, the Reporting Persons did meet with the Chairman of the Board of the Company.

On June 12, 2005, the Reporting Persons requested that the Company consider including two candidates of the Reporting Persons on the Company’s board of directors. In connection with this request, the Reporting Persons intend to meet with certain other stockholders of the Company. However, at this time, the Reporting Persons do not have any agreements with other stockholders regarding their request.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to propose or undertake or participate in any such actions in the future.

Item 5. Interest in Securities of the Issuer.

Kistefos AS is the owner of 2,121,600 shares of the Company’s common stock These shares represent approximately 20.8% of the Company’s common stock computed in accordance with Rule 13d-3. Kistefos AS has shared voting and dispositive power with Christen Sveaas with respect to these shares.

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Kistefos AS is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

As the sole direct and indirect owner of Kistefos AS, Christen Sveaas is the beneficial owner of 2,121,600 shares of the Company’s common stock. These shares represent approximately 20.8% of the Company’s common stock computed in accordance with Rule 13d-3. Christen Sveaas has shared voting and dispositive power with Kistefos AS with respect to the shares it owns due to his ownership control of Kistefos AS.

The calculation of the percentages of beneficial ownership of the Company’s common stock set forth above are based upon 10,196,600 shares of the Company’s common stock outstanding as of April 30, 2005, as disclosed in the Company’s most recent quarterly report on Form 10-Q.

No transactions in the shares of the Company’s common stock were effected during the past sixty days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Notwithstanding the foregoing, Kistefos AS has engaged Simmons & Company International as its financial advisor.

Item 7. Material to be Filed as Exhibits.

1. An Agreement for Joint Filing pursuant to Rule 13d-1(k)(i) under the Securities Exchange Act of 1934 (incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on March 25, 2005).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 13, 2005

KISTEFOS AS

By:	/s/ Telisa Webb Schelin
TELISA WEBB SCHELIN
Attorney-in-fact for Kistefos AS

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